UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Siebert Financial Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

826176109

(CUSIP Number)

February 16, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Overstock.com, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Utah

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,377,295

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,377,295

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,377,295

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%(1)

12	Type of Reporting Person (See Instructions) CO

(1)  The ownership percentages included in this Schedule 13G are based on 27,157,188 total outstanding shares of common stock of the Issuer (the “Common Stock”), which consists of (i) 22,085,126 shares (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission (the (“SEC”) on November 9, 2017) plus (ii) 5,072,062 shares issued on December 29, 2017 (as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on January 5, 2017).

1	Name of Reporting Person Medici Ventures, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Utah

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,377,295

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,377,295

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,377,295

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%(2)

12	Type of Reporting Person (See Instructions) CO

(2)  The ownership percentages included in this Schedule 13G are based on 27,157,188 total outstanding shares of Common Stock, which consists of (i) 22,085,126 shares (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission (the (“SEC”) on November 9, 2017) plus (ii) 5,072,062 shares issued on December 29, 2017 (as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on January 5, 2017).

1	Name of Reporting Person t0.com, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Utah

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,377,295

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,377,295

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,377,295

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%(3)

12	Type of Reporting Person (See Instructions) CO

(3)  The ownership percentages included in this Schedule 13G are based on 27,157,188 total outstanding shares of Common Stock, which consists of (i) 22,085,126 shares (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission (the (“SEC”) on November 9, 2017) plus (ii) 5,072,062 shares issued on December 29, 2017 (as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on January 5, 2017).

1	Name of Reporting Person Patrick M. Byrne(4)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,377,295

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,377,295

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,377,295

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%(5)

12	Type of Reporting Person (See Instructions) IN

(4)  Dr. Byrne is the chief executive officer of Overstock.com, Inc. and the chief executive officer of t0.com, Inc.

(5)  The ownership percentages included in this Schedule 13G are based on 27,157,188 total outstanding shares of common stock of the Issuer (the “Common Stock”), which consists of (i) 22,085,126 shares (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission (the (“SEC”) on November 9, 2017) plus (ii) 5,072,062 shares issued on December 29, 2017 (as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on January 5, 2017).

1	Name of Reporting Person High Plains Investments LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,377,295

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,377,295

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,377,295

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%(6)

12	Type of Reporting Person (See Instructions) 00

(6)  The ownership percentages included in this Schedule 13G are based on 27,157,188 total outstanding shares of common stock of the Issuer (the “Common Stock”), which consists of (i) 22,085,126 shares (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission (the (“SEC”) on November 9, 2017) plus (ii) 5,072,062 shares issued on December 29, 2017 (as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on January 5, 2017).

1	Name of Reporting Person Haverford Valley L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,377,295

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,377,295

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,377,295

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%(7)

12	Type of Reporting Person (See Instructions) 00

(7)  The ownership percentages included in this Schedule 13G are based on 27,157,188 total outstanding shares of common stock of the Issuer (the “Common Stock”), which consists of (i) 22,085,126 shares (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission (the (“SEC”) on November 9, 2017) plus (ii) 5,072,062 shares issued on December 29, 2017 (as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on January 5, 2017).

Item 1 (a)	Name of Issuer Siebert Financial Corp. (the “Issuer”)
Item 1 (b)	Address of Issuer’s Principal Executive Offices: 120 Wall Street New York, NY 10005

Item 2 (a)

Name of Person Filing:
(i) Overstock.com, Inc. (“Overstock”)

(ii) Medici Ventures, Inc. (“Medici”)

(iii) t0.com, Inc. (“tZERO”)

(iv) Patrick M. Byrne

(v) High Plains Investments LLC

(vi) Haverford Valley L.C.

Overstock, Medici, tZERO, Patrick M. Byrne, High Plains Investments LLC and Haverford Valley L.C. expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 2 (b)

Address of Principal Business Office:

(i) 799 West Coliseum Way

Midvale, UT 84047

(ii) 799 West Coliseum Way

Midvale, UT 84047

(iii) 29 Broadway, 30th Floor
New York, NY 10006

(iv) 799 West Coliseum Way

Midvale, UT 84047

(v) 700 Bitner Road

Park City UT  84098

(vi) 700 Bitner Road

Park City UT  84098

Item 2 (c)	Citizenship: (i) Utah (ii) Utah (iii) Utah (iv) United States (v) Delaware (vi) Utah

Item 2 (d)	Title of Class of Securities: Common Stock, par value $0.01 per share
Item 2 (e)	CUSIP Number: 826176109

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4	Ownership:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing person.

As of the date of this Statement on Schedule 13G, Medici is a wholly-owned subsidiary of Overstock and holds 80.1% of the common stock of tZERO.

Item 5	Ownership of 5 Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than 5 Percent on Behalf of Another Person:
See Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
See Item 4.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	Overstock.com, Inc.

	By:	/s/ E. Glen Nickle
	Name:	E. Glen Nickle
	Title:	Vice President, Legal, and General Counsel

Dated: February 26, 2018	Medici Ventures, Inc.

	By:	/s/ Steve Hopkins
	Name:	Steve Hopkins
	Title:	Chief Operating Officer and General Counsel

Dated: February 26, 2018	t0.com, Inc.

	By:	/s/ Joseph Cammarata
	Name:	Joseph Cammarata
	Title:	President

Dated February 26, 2018	Patrick M. Byrne

/s/ Patrick M. Byrne
Patrick M. Byrne

Dated February 26, 2018	High Plains Investments LLC

By: Haverford Valley L.C.

	By:	/s/ John Pettway
	Name:	John Pettway
	Title:	Manager

Dated February 26, 2018	Haverford Valley L.C.

	By:	/s/ John Pettway
	Name:	John Pettway
	Title:	Manager